Exhibit 99.69

RIO ALTO ANNOUNCES OPTION GRANT

For Immediate Release	November 18, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) announced today that, subject to regulatory approval, it has granted a total of 3,990,000 options to purchase common shares of Rio Alto to the directors, officers, consultants and employees of Rio Alto, in accordance with the Corporation’s stock option plan. The closing price of the Company’s common shares on November 17, 2011 was $2.82 and these options expire five years from the date of grant and have an exercise price of $3.08 per share in the case of officers, consultants and employees and an exercise price of $3.22 per share in the case of directors. These options vest as to 25 per cent on the date of grant and 25 per cent on each of the next three annual anniversaries from the date of grant. Of these options, 1,815,000 options were granted to directors and officers of the Corporation. Rio Alto has determined that exemptions from the various requirements of the TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 are available for the issuance of the options to the directors and officers of the Corporation (Formal Valuation - Issuer Not Listed on Specified Markets; Minority Approval - Fair Market Value Not More Than 25% of Market Capitalization).

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
Director, President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.